November 21, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (314) 822-3197

Mr. Timothy J. Tegeler
Chief Executive Officer
Siboney Corporation
325 North Kirkwood Road, Suite 300
St. Louis, MO 63122

      Re:	Siboney Corporation
      	Form 10-K for the year ended December 31, 2004
      	Filed March 29, 2005
      File No. 1-03952

Dear Mr. Tegeler:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

								Sincerely,



Daniel L. Gordon
Branch Chief